SEC Comments and Related Responses

August 22, 2013

Ms. Laura Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
Office of Disclosure
100 F Street NE
Washington, DC 20549-4644

Re:	T. Rowe Price Balanced Fund
T. Rowe Price Dividend Growth Fund
T. Rowe Price Global Technology Fund
T. Rowe Price Diversified Small-Cap Growth Fund
T. Rowe Price Strategic Income Fund
T. Rowe Price Retirement Income Fund

Dear Ms. Hatch:

This letter responds to the SEC review comments discussed with Cathy Mathews, James Lorden, and Adam Hecklinger on July 11, 2013, related to the annual reports and prospectuses of the above-referenced funds.

Broad-Based Securities Market Index
T. Rowe Price Balanced Fund

Staff Comment:
What index is used as the broad-based securities market index for the T. Rowe Price Balanced Fund? The Balanced Fund is compared with a combined index, but it appears the combined index’s allocation to benchmarks changes over time. If the combined index is being used as the broad-based index and T. Rowe Price manages the combined index’s allocation to the underlying benchmarks, additional questions may follow.

Management Response:
The broad-based securities market index used for performance comparison purposes is the Morningstar Moderate Target Risk Index, which is administered by an organization that is not an affiliated person of the fund, its investment adviser, or its principal underwriter. Since the fund is permitted to show one or more other indexes in addition to the required broad-based securities market index, a combined index is also used for comparison purposes, but it is not positioned as the fund’s primary benchmark.

Presentation of the Aggregate Value of Securities on Loan
T. Rowe Price Balanced Fund
(and other funds that loan securities)

Staff Comment:
The fund had securities on loan at period end. The aggregate value of securities on loan should be shown either on the Portfolio of Investments or the Statement of Assets and Liabilities. The Balanced Fund’s aggregate value of securities on loan is disclosed only in the notes to the financial statements.

Management Response:
In addition to the securities lending note to the financial statements, the T. Rowe Price funds also note individual holdings in the Portfolio of Investments to indicate the specific securities on loan at the reporting date. In future reports, this note to the Portfolio of Investments will include the aggregate value of securities on loan at the reporting date.

Rule 35d-1 Fund Names
T. Rowe Price Dividend Growth Fund

Staff Comment:
Rule 35d-1 governs investment company names and requires a fund with a particular investment approach indicated in its name to have a policy to invest at least 80% of its assets in accordance with the indicated investment approach. In the case of the Dividend Growth Fund, the fund should have a policy to invest at least 80% in dividend-paying stocks. Although the Dividend Growth Fund’s reported holdings of dividend-paying companies were well in excess of this minimum, its principal investment strategy states the fund “will normally invest at least 65% of its total assets in the common stocks of dividend-paying companies.” [emphasis added] Does the Dividend Growth Fund have a policy to comply with the 80% requirement under the rule?

Management Response:
Rule 35d-1 requires an investment company with a name that suggests a focus on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by the name. The adopting release for Rule 35d-1 makes clear that the rule does not apply to fund names that incorporate terms such as “growth” that connote types of investment strategies as opposed to types of investments. Further, the term “dividend” by itself or in conjunction with the term “growth” does not indicate an emphasis on a certain type of investment. The staff in a subsequent Frequently Asked Questions release (IC-24828) concerning Rule 35d-1 made clear (in the response to question 9) that use of the term “income” in a fund’s name would not trigger the requirements of the rule as it generally suggests an investment style or strategy as opposed to a particular type of investment. We believe that using the term “dividend” in the context of the fund’s name is similar to using the term “income” for fund names such as “Growth & Income” or “Equity Income” which the FAQ indicates are not subject to the rule. As a result, the fund has not implemented such a policy.

Rule 35d-1 Fund Names
T. Rowe Price Global Technology Fund

Staff Comment:
Similar to the prior Staff Comment, it is the staff’s position that a fund with the word “global” in its name should have a policy to invest at least 40% of fund assets in companies outside the United States. The Global Technology Fund’s principal investment strategy states the fund “will normally seek to allocate 25% of the fund’s investments to stocks of companies outside the United States.” [emphasis added] It is unclear whether the Global Technology Fund’s holdings were, in fact, in compliance with the staff’s expected minimum since the geographic diversification chart reflects North America, but does not provide a U.S. versus non-U.S. detail. Does the Global Technology Fund have a policy to comply with the SEC staff position to invest a minimum of 40% in non-U.S. holdings?

Management Response:
Rule 35d-1 requires a fund with a name suggesting a focus on a particular geographic region to have a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments that are tied economically to the particular geographic region suggested by its name. However, the rule specifically did not include any formulas or tests in connection with the use of “global” in a fund name.

Footnote 42 of the rule’s adopting release provides that the terms "international" and "global" connote diversification among investments in a number of different countries throughout the world, and that "international" and "global" funds will not be subject to the rule. The footnote further explains that the Commission would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.

In the Rule 35d-1 FAQ release noted above, the response to question 10 reiterated that the term "global" connotes diversification among investments in a number of different countries throughout the world and the use of that term in a fund name is not subject to the rule. The response did, however, clarify that a fund that has a name containing both the term "global" and a term that suggests that the fund focuses its investments in a particular type of investment will be expected to comply with the 80% investment requirement with respect to the latter term. Accordingly, the fund has adopted a policy to invest at least 80% of its net assets in the common stocks of companies expected to generate a majority of their revenues from the development, advancement, and use of technology.

We understand that, historically, the staff, through its reviews of initial registration statements, took the informal position that new funds with “global” in their name should invest, under normal market conditions, at least 40% in companies outside the U.S. (Unless market conditions are not deemed favorable by the advisor, in which case the fund would invest at least 30% in companies outside the U.S.) In certain instances, the staff also required that such funds invest, under normal conditions, in at least three non-U.S. countries. However, based on discussions between the Investment Company Institute and the staff, we believe that the staff has recently relaxed its position regarding global funds and now provides new funds with greater flexibility to demonstrate how they are investing globally, and that the previous 40%/three-countries test is not the only way to demonstrate that a fund is “global” in nature. This flexibility is necessary as not all global funds have the same investment opportunities for example, a global stock fund or global bond fund have a much broader universe of investments from which to choose versus a global sector fund that has a more limited opportunity set. The Global Technology Fund’s principal investment strategies indicate that it normally seeks to invest in at least five countries and allocate 25% of investments to stocks of companies outside the U.S., although the amount of the fund invested in foreign securities will vary depending on the portfolio manager’s view of foreign opportunities versus those in the U.S. We believe that this approach demonstrates diversification among a number of different countries throughout the world and, combined with a 25% asset test for investments in such countries, connotes an appropriate level of investment outside the U.S. in keeping with the fund’s name.

Further, while the fund is not an index fund, its performance is compared against the MSCI All Country World Index Information Technology (ACWIT). We view the term “all country world” similarly to the term “global,” and the non-U.S. allocation of the fund’s benchmark is currently approximately 27%. In addition, Apple Inc. (APPL) represents 9.9% of the market capitalization of the index as of June 30, 2013, which makes it even more challenging for the fund to comply with a 40% test when one U.S.-based company accounts for so much of the index.

Finally, the fund has been operating with a 25% asset/at-least-one-foreign-country test since its inception (see the chart below for the fund’s current country exposures versus the benchmark). In light of shareholder expectations and the fund’s opportunity set as demonstrated by its benchmark index, we believe that it would be inappropriate to impose a more restrictive policy (or to change the fund’s name).

T. Rowe Price Global Technology Fund country structure as of August 7, 2013

Country	ACWIT	GTF	vs. ACWIT
AUSTRALIA	0.11	--	-0.11
BRAZIL	0.26	0.03	-0.23
CANADA	0.39	--	-0.39
CHINA	1.57	3.97	2.40
FINLAND	0.39	--	-0.39
FRANCE	0.68	--	-0.68
GERMANY	2.12	1.48	-0.64
HONG KONG	0.07	--	-0.07
INDIA	1.10	--	-1.10
ISRAEL	0.10	1.99	1.89
JAPAN	6.57	5.07	-1.50
NETHERLANDS	1.05	4.00	2.95
SINGAPORE	0.39	1.28	0.89
SOUTH KOREA	4.58	1.25	-3.33
SPAIN	0.33	--	-.033
SWEDEN	1.13	--	-1.13
TAIWAN	5.39	4.42	-0.97
UNITED KINGDOM	0.64	2.24	1.60
NON-U.S.	26.87	25.73	-1.14
UNITED STATES	73.13	63.53	-9.60
Cash	--	10.74	10.74
	100.00	100.00	--

Presentation of Redemption Fees
T. Rowe Price Diversified Small-Cap Growth Fund
(and other funds that charge a redemption fee)

Staff Comment:
The Diversified Small-Cap Growth Fund charges a redemption fee; however, the per share impact of redemption fees was not reflected in the fund’s Financial Highlights. Is there a materiality threshold below which the redemption fees are not presented?

Management Response:
If total redemption fees round to less than one cent per share, T. Rowe Price funds do not present a separate redemption-fees line in the Financial Highlights table. Similarly, if the dollar amount rounds to less than $1,000, the funds do not present a separate redemption-fees line on the Statement of Changes in Net Assets. However, regardless of amount, a fund that charges a redemption fee will include a note to the financial statements to disclose that fact, the rate and terms of the redemption fee, and how the fund accounts for the fees.

40-17G Filing (Fidelity Bond)
T. Rowe Price Strategic Income Fund

Staff Comment:
The fidelity bond, required by Rule 40-17G, is required to be filed for each registrant covered by the bond. Although it is clear that the Strategic Income Fund is covered by the bond, the filing was missing for the fund.

Management Response:
An amended filing was made on August 7, 2013 to properly include the Strategic Income Fund.

In-Kind Redemptions
T. Rowe Price Retirement Income Fund

Staff Comment:
The Notes to Financial Statements, Note 1, In-Kind Redemptions, states that the fund realized $10 billion of net gain on $42 million of in-kind redemptions. Please verify that the amount of realized gains was a typographical error.

Management Response:
The reported amount of realized gain was a typographical error in Retirement Income Fund’s report. The correct amounts were $10,434,000 of net gain on $42,341,000 of in-kind redemptions. Consistent with our internal policy, management will conduct a review of the error and applicable controls to determine how the error occurred and what, if any, changes are necessary to prevent similar errors.

Pursuant to the Commission’s request, the funds acknowledge that:

  The funds are responsible for the adequacy and accuracy of the disclosure in their filings with the Commission;

  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  The funds may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

If you have any additional questions or would like to discuss any response, please contact me (410- 345-8472, gregory_hinkle@troweprice.com), Cathy Mathews (410-345-5738, cathy_mathews@troweprice.com), or Brian Poole (410-345-6646, brian_poole@troweprice.com).

Respectfully,

Gregory K. Hinkle
Treasurer

cc: Chet Godrick – Partner, PricewaterhouseCoopers LLP